Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
(212) 455-2000
Facsimile (212) 455-2502

212-455-3189	etolley@stblaw.com
July 5, 2006
VIA FEDERAL EXPRESS AND EDGAR

Re:	Chart Industries, Inc.
Amendment No. 4 to Registration Statement on
Form S-1 File No. 333-133254
Jennifer Hardy
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Ms. Hardy and Mr. Slivka:
     On behalf of Chart Industries, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 30, 2006 (the “Comment Letter”) relating to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed on June 28, 2006 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and generally updates financial and other information.
     For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 4. The responses and information described below are based upon information provided to us by the Company.

July 5, 2006
General
1.	Please include in the Form S-1 a consent from your independent accountants. Refer to Item 601(b)(23) of Regulation S-K.

In response to the Staff’s comment, the Company has included in Amendment No. 4 on pages F-2 and F-3 an updated letter from Ernst & Young LLP, its independent registered public accounting firm, with respect to the opinion that it will sign upon consummation of the 4.6263-for-one stock split. The consent from Ernst & Young LLP was omitted because it is the prevailing policy of auditing firms not to provide their consent when the Staff requires the addition of the legend.

On the date of consummation of the stock split and prior to the effectiveness of the Registration Statement, the Company will file a pre-effective amendment with the letter removed, with the auditor’s report signed, and with Ernst & Young LLP providing a currently-dated consent that will be filed as an exhibit to the Registration Statement. The Company respectfully submits that this approach is consistent with that utilized in the Registration Statement on Form S-1 of RedEnvelope, Inc. (File No. 333-106120) and the Registration Statement on Form S-11 of KKR Financial Corp. (File No. 333-124103), where similar letters were included in the registration statements for pre-effective amendments prior to the date that the stock splits were effectuated.
The Offering, page 5
2.	Please disclose why option holders are getting a 10.1088-for-one adjustment when the stock split was 4.6263-for-one. Please also disclose how you intend to account for the additional options to be received by the option holders and your basis for that accounting. Please also disclose their fair value.

In response to the Staff’s comment, the Company has added disclosure on page 6 disclosing why the option holders are receiving a 10.1088-for-one adjustment when the stock split on our pre-offering outstanding shares is 4.6263-for-one.

The additional options received by option holders will not change the stock-based compensation expense to be recognized under Statement of Financial Accounting Standard (“SFAS”) 123(R) from the pre-adjustment amounts. Paragraph 53 of SFAS 123(R) defines an equity restructuring as a non-reciprocal transaction between an entity and its shareholders that causes the per-share fair value of the shares underlying an option or similar award to change, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large non-recurring cash dividend. In accordance with paragraph 54 of SFAS 123(R), a modification of option awards in response to an equity restructuring where the original stock option plan includes an anti-dilution provision, does not result in the recognition of

July 5, 2006
incremental compensation cost as long as the fair value of the option immediately before and after the restructuring is the same. The fair value is the same because the modification represents an adjustment to keep the option holder in the same economic position.
The Company’s Amended and Restated 2005 Stock Incentive Plan includes an anti-dilution provision that applies to share splits and extraordinary dividends. Accordingly, the Company has concluded that there will be no additional expense related to the stock option adjustment as the weighted average fair value of a share of common stock underlying an option before and after the offering has been calculated as $157.45 and $15.57 ($157.45 divided by 10.1088), respectively, using the Black-Scholes method. In addition, the Company supplementally provides the table attached as Annex 1 to this letter, which is a schedule showing, in chronological order from November 23, 2005 through the date hereof, the Company’s grants of options and warrants, including the grant date, a description of the instrument granted, the number of underlying shares of each option or warrant granted, the exercise price, the market value on the date of grant, the Black-Scholes calculated grant date fair values, the adjusted number of underlying shares and exercise prices and a description of how the market value of the common stock was determined as of each grant date.
Unaudited Pro Forma Financial Information, page 37
Unaudited As Adjusted Balance Sheet, page 38
3.	Please include footnotes that clearly explain the offering adjustments to your common stock and additional paid in capital.

In response to the Staff’s comment, the Company has added footnotes on pages 39 and 40 to clearly explain the offering adjustments to its common stock and additional paid in capital.
Unaudited Pro Forma Statement of Operations, page 40
4.	Please include footnotes that clearly explain the offering adjustments to interest expense and income tax expense. Your current explanation in footnote (4) does not explain how these adjustments are calculated. Please revise. Please also disclose why there are no offering adjustments in the March 31, 2006 pro forma statement of operations.

In response to the Staff’s comment, the Company has added a footnote on page 43 to clearly explain the offering adjustments to interest expense and income tax expense and how these adjustments are calculated. In addition, there are offering adjustments in the March 31, 2006 pro forma statement of operations for interest expense and

July 5, 2006
income tax expense similar to the December 31, 2005 pro forma statement of operations. These offering adjustments, however, were included in the “Pro Forma Adjustment” column in error. The Company has revised the March 31, 2006 unaudited statement of operations on page 42 to properly reflect the offering adjustments in the “Offering Adjustments” column.

5.	Please tell us why you have dilutive shares on a historical basis but not a pro forma basis for the three month period ended March 31, 2006.

The Company notes the Staff’s comment and respectfully informs the Staff that the dilutive shares on a historical basis at March 31, 2006 represent the potential shares from the exercise of the warrant held by FR X Chart Holdings LLC and from the rollover options held by certain members of management. On a pro forma basis, the assumption is that both the warrant and the rollover options have been exercised (in fact, they were actually exercised in April and May 2006), and therefore, no dilutive shares exist on a pro forma basis.

6.	Please present your EPS information in the pro forma columns of the statements of operations as well.

In response to the Staff’s comment, the Company has added disclosure on pages 41 and 42 to the pro forma columns of the December 31, 2005 and March 31, 2006 statements of operations to include the EPS information.

7.	Please disclose how you computed the $828,000 pro forma adjustment to interest expense in the March 31, 2006 pro forma statement of operations.

In response to the Staff’s comment, the Company has added disclosure on pages 42 and 43 to the pro forma statement of operations for the three month period ended March 31, 2006 to explain how the $828,000 pro forma adjustment to interest expense was computed.

8.	It is still unclear to us how you arrived at the 13.1 million shares you are using as the weighted average shares outstanding for basic EPS purposes. Please revise note (5) to make this clearer. If you have included in this weighting the shares of the Reorganized Company, and not just those of the Successor Company, please also tell us why.

In response the Staff’s comment, the Company has added disclosure, in new footnote (a) underneath the table on page 44, to clarify the calculation of the 13.1 million shares used in the weighted-average shares outstanding for basic EPS purposes. As stated in that disclosure, we have not assumed any exercise of the underwriters’ over-allotment option. The 1,875,000 additional shares (assuming no exercise of the over-allotment option) included in the calculation represent the stock dividend that

July 5, 2006
will be paid to our stockholders existing immediately prior to the offering upon the expiration of the over-allotment option. In addition, the Company respectfully informs the Staff that shares of the Reorganized Company have not been included in the weighting of shares.

9.	Note (5) to the pro forma statement of operations indicates that both pro forma basic and diluted EPS have been adjusted for the IPO shares. However, you have appropriately only adjusted diluted EPS. In addition, you state in note (5) that 12.5 million offering shares have been included assuming no exercise of the over-allotment option. However, based upon the fact that you have actually given effect to 12.7 million shares in note (7), you have assumed a partial exercise of the over-allotment option which is not typically appropriate. Please revise your disclosure and EPS computation accordingly.

In response to the Staff’s comment, the Company has revised footnote (6) (formerly footnote (5)) on page 43 to the pro forma statement of operations to indicate that only pro forma, as adjusted basic and diluted shares have been adjusted for the IPO shares. In addition, the Company revised the EPS computation in footnote (8) (formerly footnote (7)) on page 44 to properly reflect that it does not assume that the over-allotment option has been exercised, but rather that a stock dividend of 1,875,000 shares will be paid to the stockholders existing immediately prior to the offering upon the expiration of the over-allotment option.
Financial Statements
Consolidated Statements of Shareholders’ Equity, page F-8
10.	Please give retroactive effect to the stock split in the shares outstanding column of the Successor Company statement of shareholders’ equity.

In response to the Staff’s comment, the Company respectfully informs the Staff that it believes it has appropriately given retroactive effect to the stock split in the shares outstanding column of the Successor Company statement of shareholders’ equity under the line item captioned “Stock split (See Note A).” The stock split of 6,233 shares was calculated as 7,952 split-adjusted shares (1,719 multiplied by 4.6263) less pre-split-adjusted shares of 1,719.

July 5, 2006
Note J — Stock Option Plans, page F-34
11.	Please show us how you computed the fair values of each options and warrants issuance by the Successor Company since its inception on October 17, 2005 through the date of your next amendment. In doing so, please also demonstrate for us how you determined the fair value of a share of your common stock as of each issuance date. Any later modifications should also be addressed. We will likely have further comments after we review your response.

In response to the Staff’s comment, the Company supplementally provides the table attached as Annex 1 to this letter, which is a schedule showing, in chronological order from November 23, 2005 through the date hereof, the Company’s grants of options and warrants, including the grant date, a description of the instrument granted, the number of underlying shares of each option or warrant granted, the exercise price, the market value on the date of grant, the Black-Scholes calculated grant date fair values, the adjusted number of underlying shares and exercise prices and a description of how the market value of the common stock was determined as of each grant date.

The November 2005 option and warrant grants were all based on the price per share paid by First Reserve in connection with the October 17, 2005 acquisition. The remaining grants were all based on the Duff & Phelps, LLC valuation report, dated April 28, 2006, of our common equity as of March 31, 2006. This valuation report is being submitted supplementally and confidential treatment is requested.
Item 15 — Recent Sales of Unregistered Securities, page II-1
12.	Please disclose the terms of each option issuance, including the exercise price and vesting terms.

In response to the Staff’s comment, the Company has added disclosure on pages II-4 and II-5 disclosing the terms of each option issuance, including the exercise price and vesting terms.
Exhibit 5.1-Legal Opinion
13.	Please note that counsel must also include its determination as to whether the shares have been duly authorized as part of their opinion that the shares are validly issued. Therefore, please revise the information in clause (1) of the first paragraph on page 2.

In response to the Staff’s comment, Simpson Thacher & Bartlett LLP has revised its opinion to delete clause (1) from the first paragraph on page 2 of its opinion.

July 5, 2006
     Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours, /s/ Edward P. Tolley III
Edward P. Tolley III

Annex 1
Chart Industries, Inc.
Table of Option Grants and Warrant Issuance After October 17, 2005
as of June 30, 2006

		Number of		Market Value at
	Date of	Underlying	Exercise	Date of Grant	Grant Date Fair	Adjusted Number of	Adjusted Exercise
Grantee Name	Grant	Shares	Price	(1) (2) (3)	Value (4)	Underlying Shares (5)	Price (5)
WARRANTS:

FR X Chart Holdings LLC (6)	11/23/2005	573,027	64.75	64.75	—	2,651,012	14.00

TOTAL WARRANTS		573,027				2,651,012

OPTIONS:

Samuel Thomas	11/23/2005	67,547	64.75	64.75	37.03	682,819	6.41
Michael Biehl	11/23/2005	20,264	64.75	64.75	37.03	204,844	6.41
John T. Romain	11/23/2005	15,761	64.75	64.75	37.03	159,324	6.41
Thomas M. Carey	11/23/2005	15,761	64.75	64.75	37.03	159,324	6.41
Steven T. Shaw	11/23/2005	15,761	64.75	64.75	37.03	159,324	6.41
Eric Rottier	11/23/2005	11,258	64.75	64.75	37.03	113,804	6.41
Gerd Kirschgassner	11/23/2005	9,006	64.75	64.75	37.03	91,039	6.41
Charles R. Lovett	11/23/2005	6,755	64.75	64.75	37.03	68,284	6.41
James Hoppel	11/23/2005	6,755	64.75	64.75	37.03	68,284	6.41
Mark Ludwig	11/23/2005	6,755	64.75	64.75	37.03	68,284	6.41
Doug Ducote	11/23/2005	5,629	64.75	64.75	37.03	56,902	6.41
Kevin Blount	11/23/2005	3,377	64.75	64.75	37.03	34,137	6.41
Toni Massa	11/23/2005	4,503	64.75	64.75	37.03	45,519	6.41
Hans Lonsain	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Jeff Dresow	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Jeff Hennelly	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Jim Fischman	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Lynn Chlypawka	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Russ Trnka	11/23/2005	2,252	64.75	64.75	37.03	22,765	6.41
Bill Haukoss	11/23/2005	1,689	64.75	64.75	37.03	17,073	6.41
Roger Hansen	11/23/2005	1,689	64.75	64.75	37.03	17,073	6.41
Amato Spagnoletti	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Bill Kelly	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Bo Bergquist	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Bruce Lyman	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Martin Cekal	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Greg Zaic	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Ian Blackham	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Zdenek Machola	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Zhenning Mao	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Mark Ferfolia	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Terry Rezac	11/23/2005	1,126	64.75	64.75	37.03	11,382	6.41
Matthew Klaben	3/29/2006	10,000	121.10	121.10	69.71	101,088	11.98
Jim Hoppel	4/27/2006	900	121.10	121.10	70.39	9,097	11.98
Doug Ducote	4/27/2006	675	121.10	121.10	70.39	6,823	11.98
Mark Ludwig	4/27/2006	630	121.10	121.10	70.39	6,368	11.98
Toni Massa	4/27/2006	630	121.10	121.10	70.39	6,368	11.98
Kevin Blount	4/27/2006	405	121.10	121.10	70.39	4,094	11.98
Hans Lonsain	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Jeff Dresow	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Jeff Hennelly	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Jim Fischman	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Lynn Chlypawka	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Russ Trnka	4/27/2006	270	121.10	121.10	70.39	2,729	11.98
Bill Haukoss	4/27/2006	202	121.10	121.10	70.39	2,041	11.98
Roger Hansen	4/27/2006	202	121.10	121.10	70.39	2,041	11.98
Amato Spagnoletti	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Bill Kelly	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Bo Bergquist	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Bruce Lyman	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Martin Cekal	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Greg Zaic	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Ian Blackham	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Zdenek Machola	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Zhenning Mao	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Mark Ferfolia	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Terry Rezac	4/27/2006	135	121.10	121.10	70.39	1,364	11.98
Wayne Pyle	5/26/2006	10,000	121.10	121.10	70.39	101,088	11.98

TOTAL OPTIONS		245,157				2,478,212

Notes:
(1)	The market value on November 23, 2005 (date of first grant) is based on the price per share paid for the Company on October 17, 2005 by First Reserve in the Acquisition.

(2)	The market value used for the grants issued on March 29, April 27 and May 26, 2006 is based on a valuation of the Company’s common stock as of March 31, 2006 performed by Duff & Phelps dated April 28, 2006.

(3)	Due to the fact that currently there is no market for the Company’s stock and that there have been no transactions involving the purchase or sale of common stock (other than the exercise of options or warrants at the applicable exercise price) since October 17, 2005, the Company considers the above measures the best approximations of market value on the dates in question.

(4)	Represents the per share fair value at date of grant using the Black-Scholes method for valuation.

(5)	With respect to the warrant, the number of underyling shares and exercise price has been adjusted for the 4.6263-for-one stock split, as this warrant was exercised in full prior to the stock split. With respect to the options, the number of underyling shares and exercise prices have been adjusted for the 10.1088-for-one option adjustment.

(6)	Represents a warrant, not a stock option.